SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant
                                to Rule 13d-2(a)


                                 DTM CORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, $.0002 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   233333L 103
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                                 (CUSIP Number)

                                 E. JAMES SELZER
                           c/o 3D SYSTEMS CORPORATION
                                26081 Avenue Hall
                           Valencia, California 91355
                                 (661) 295-5600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                                  JULIE KAUFER
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                             2029 Century Park East
                                   24th Floor
                          Los Angeles, California 90067
                            Telephone (310) 229-1000

                                  APRIL 2, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D

-----------------------                                 -----------------------
  CUSIP NO. 23333L 103                                     PAGE 2 OF 11 PAGES
-----------------------                                 -----------------------
-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     TIGER DEALS, INC.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)   [ ]
                        (b)   [X]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     AF, BK
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                          [ ]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
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         NUMBER OF        7.      SOLE VOTING POWER

           SHARES                       N/A
                        -------------------------------------------------------
                          8.      SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      3,737,385*
                        -------------------------------------------------------
                          9.      SOLE DISPOSITIVE POWER
            EACH

         REPORTING                      N/A
                        -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
           PERSON

            WITH                        N/A
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,737,385*
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

              [ ]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               52.71%
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14.  TYPE OF REPORTING PERSON*

               CO
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            *See Items 4 and 5.

                                  SCHEDULE 13D

-----------------------                                 -----------------------
  CUSIP NO. 23333L 103                                     PAGE 3 OF 11 PAGES
-----------------------                                 -----------------------
-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     3D SYSTEMS CORPORATION
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)   [ ]
                        (b)   [X]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     BK, WC
-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          [ ]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
         NUMBER OF        7.      SOLE VOTING POWER

           SHARES                       N/A
                        -------------------------------------------------------
                          8.      SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      3,737,385*
                        -------------------------------------------------------
                          9.      SOLE DISPOSITIVE POWER
            EACH

         REPORTING                      N/A
                        -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
           PERSON

            WITH                        N/A
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,737,385*
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

              [ ]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               52.71%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------

            *See Items 4 and 5.

ITEM 1.   SECURITY AND ISSUER

        (a) The name of the issuer is DTM Corporation, a Texas corporation (the "Company"), which has its principal executive offices at 1611 Headway Circle, Building 2, Austin, Texas, 78754.

        (b) The class of equity securities to which this statement relates is the common stock, par value $.0002 per share (the "Common Shares"), of the Company.

ITEM 2.   IDENTITY AND BACKGROUND

     This Statement is filed by Tiger Deals, Inc., a Delaware corporation (the "Offeror"), and 3D Systems Corporation, a Delaware corporation ("Parent"). The Offeror was formed as an acquisition vehicle in connection with an offer to purchase all of the outstanding Common Shares (the "Offer"), the merger of Offeror with and into the Company (the "Merger") and the other transactions contemplated by the Agreement and Plan of Merger, dated April 2, 2001, by and among Parent, the Offeror and the Company (the "Merger Agreement"), attached hereto as EXHIBIT 1 and incorporated by reference. The principal business of Parent, as conducted through its subsidiaries, is the development, manufacturing and marketing of solid imaging systems. The principal business address of Parent and the Offeror is 26081 Avenue Hall, Valencia, California 91355. Attached hereto as EXHIBIT 2 is a list of all executive officers and directors of Parent and the Offeror, including the principal business address and the principal occupation or employment of each.

        (d) and (e) During the last five years, neither Parent nor the Offeror and, to the best knowledge of Parent and the Offeror, none of the directors or executive officers of the Offeror or Parent have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Parent estimates the total amount of funds required by Offeror to purchase the Common Shares in the Offer and Merger and to pay the related fees and expenses will be approximately $45 million. The Offeror's obligation to make the Offer and purchase the Common Shares is contingent upon receipt by Parent of equity or debt financing in an amount sufficient to provide for the funding of the Offer and the Merger and to provide for the working capital needs of Parent.

        Parent is in discussions with banks and other potential financing sources, but as of the date of this filing, has not received any commitment with respect to such financing (the "Financing Commitments").

ITEM 4.   PURPOSE OF THE TRANSACTION

        (a)-(g) and (j) The Offer is being made pursuant to the Merger Agreement which provides that, among other things, as soon as practicable after the purchase of the Common Shares in the Offer and the satisfaction of the other conditions contained therein and in accordance with the relevant provisions of the Texas Business Corporation Act, the Offeror will be merged with and into the Company. Following the consummation of the Merger, the Company will continue as the surviving corporation and will be an indirect wholly-owned subsidiary of Parent.

        The purpose of the Offer, the Merger, and the Tender and Voting Agreement (the "Tender and Voting Agreement"), dated April 2, 2001, by and among Parent, the Offeror, DTM Acquisition Company, L.P., and John Murchison (together, the "Stockholders"), a copy of which is attached hereto as EXHIBIT 3 and incorporated by reference, is to enable the Offeror to acquire control of, and the entire equity interest in, the Company. The Offer, the Merger Agreement and the Tender and Voting Agreement are intended to increase the likelihood that the Merger will be effected as promptly as practicable. The Offeror and Parent expect that, initially following the Merger, the business and operations of the Company will, except as otherwise provided herein or as set forth in the Merger Agreement, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information as part of a comprehensive review of the Company's business, assets, operations, capitalization, dividend policy, management and personnel.

        The Merger Agreement provides for the commencement, within five business days after receipt by Parent of the Financing Commitments, by the Offeror of a cash tender offer to purchase all of the Company's outstanding Common Shares for $5.80 per Common Share, net to the seller in cash, without interest, less any required withholding taxes, in accordance with the terms and subject to the conditions provided in the Merger Agreement. Notwithstanding any other provision of the Offer, the Offeror shall not be required to accept payment for or, subject to applicable law, pay for, and may postpone the acceptance for payment of and payment for any Common Shares and may terminate or amend the Offer if, as of the expiration of the Offer, among other things, less than 67% of the Common Shares outstanding on a fully diluted basis are not validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). In the event that Parent and Buyer acquire in the aggregate at least 90% of the Common Shares in the Offer, the parties will take all necessary action to make the Merger become effective without a meeting of the stockholders of the Company.

        Effective upon the purchase by the Offeror pursuant to the Offer of at least 67% of the outstanding Common Shares on a fully diluted basis, and subject to the terms and conditions set forth in the Merger Agreement, the Offeror will accept for payment the Common Shares tendered in the Offer. Thereafter, Parent shall be entitled to designate up to that number of directors of the Company, rounded up to the next whole number, as will make the percentage of the Company's directors designated by Parent equal to the percentage of outstanding Common Shares held by Parent and any of its wholly-owned subsidiaries (including the Offeror), including the Common Shares accepted for payment pursuant to the Offer. Upon written request by Parent, the Company shall use its best efforts to cause the designees of Parent to constitute the same percentage of representation as is on the Company's Board of Directors (a) on each committee, (b) the Board of Directors of each Acquired Entity (as that term is defined in the Merger Agreement), and (c) each committee of such board. As soon as practicable following the Merger, Parent shall have the right to appoint all members of the Company's Board of Directors.

        The Articles of Incorporation and bylaws of the Company after the Merger will be amended and restated to read the same as the Certificate of Incorporation and bylaws of the Offeror in effect at the effective time of the Merger, until later amended; provided, however, Section I of the amended and restated Articles of Incorporation of the Company as the surviving entity shall maintain the name of the Company as "DTM Corporation" and all references to the Offeror in the bylaws shall be changed to refer to "DTM Corporation."

     At the effective time of the Merger, each Common Share issued and outstanding immediately prior thereto (including Common Shares issued upon the exercise of options and other convertible securities, but excluding dissenting shares and shares to be cancelled) shall be converted automatically into the right to receive an amount of cash equal to the offer price per share without interest, less any required withholding taxes, upon surrender of the applicable share certificates. Each Common Share held in the treasury of the Company or held by the Offeror or Parent or any other subsidiary of Parent, if any, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto. Each outstanding share of common stock of the Offeror will be converted into one share of common stock of the Company following the effective time. Pursuant to the terms contained in Section 3.4 of the Merger Agreement, Dissenting Shares (as that term is defined in the Merger Agreement) will not be converted into the right to receive payment under the Offer and will only be entitled to such rights provided under Article 5.12 of the Texas Business Corporation Act.

        At the effective time of the Merger, each outstanding and unexercised option to purchase Common Shares, whether vested or unvested, shall be converted into an obligation of the Company to pay a "Cash Amount" with respect to such options. The formula for determining the "Cash Amount" is set forth in Section 3.5(a) of the Merger Agreement. All warrants and other convertible securities to purchase Common Shares will be cancelled.

        The Merger Agreement may be terminated by either or both of the Company and Parent as set forth in Section 9.1 of the Merger Agreement. Specifically, if
(a) the Company terminates the Merger Agreement because of the acceptance of a Superior Proposal (as that term is defined in the Merger Agreement) or the Company's Board of Directors recommends the acceptance of a Superior Proposal or
(b) Parent terminates the Merger Agreement because of changes in or withdrawal of the Company's recommendation of the Offer and the Merger in a manner adverse to Parent, the Company shall pay Parent a termination fee equal to $1,025,000 plus all actual out of pocket expenses, not to exceed $2,000,000 in the aggregate. Additionally, if Parent terminates the Merger Agreement due to an uncured breach by the Company of its representations, warranties and covenants under the Merger Agreement or the Merger Agreement is terminated due to failure to obtain requisite stockholder consent, the Company shall pay to Parent an amount equal to Parent's and its affiliate's expenses not to exceed $500,000. In the event the Company terminates the Merger Agreement due to an uncured material breach by Parent or the Offeror or any representation, warranty or covenant under the Merger Agreement, Parent shall pay to the

Company an amount equal to its expenses not to exceed $500,000. Finally, either Company or Parent may terminate the Merger Agreement if Parent has not received the Financing Commitments on or prior to May 3, 2001.

        In order to increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated, Parent and the Offeror entered into the Tender and Voting Agreement with the Stockholders. Pursuant thereto, the Stockholders have agreed to vote, and have granted to Parent an irrevocable proxy to vote, their shares (and any shares they may subsequently acquire) to approve and vote in favor of the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement and otherwise as contemplated by the provisions of the Tender and Voting Agreement relating to voting. As a result of Parent's power to vote or direct the vote of the shares beneficially owned by the Stockholders, each of Parent and the Offeror may be deemed to have shared voting power with respect to such shares.

        Pursuant to the Tender and Voting Agreement, each Stockholder has agreed that (a) such Stockholder will vote its Common Shares in favor of the Merger Agreement and any actions required in furtherance of the transactions contemplated thereby, including, without limitation, voting such Common Shares in favor of the election to the Company's Board of Directors and the Board of Directors of each Acquired Subsidiary (as that term is defined in the Tender and Voting Agreement) of those persons nominated thereto pursuant to the Merger Agreement; (b) such Stockholder will vote its Common Shares against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (c) except as otherwise agreed to in writing in advance by Parent, such Stockholder will votes its Common Shares against (i) any Acquisition Proposal (as that term is defined in the Merger Agreement); (ii) any change in a majority of the individuals who, as of the date hereof, constitute the Board of Directors of the Company; (iii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of the Acquired Subsidiaries and any other Person (as those terms are defined in the Merger Agreement); (iv) a sale, lease, transfer or disposition of any assets of the Company or any Acquired Subsidiary outside the Ordinary Course of Business (as that term is defined in the Merger Agreement), or any assets which are material to its business whether or not in the Ordinary Course of Business, or a reorganization, recapitalization, dissolution, or liquidation of the Company or any of the Acquired Subsidiaries;
(v) any change in the present capitalization of the Company or any amendment of the Company's Organizational Documents (as that term is defined in the Merger Agreement); (vi) any other material change in the Company's or any Acquired Subsidiaries' corporate structure or affecting its business, or (vii) any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone or have a material adverse effect on the Offer, the Merger or any transaction contemplated thereby.

        Each Stockholder agrees to tender to the Offeror or its agent in the Offer all Common Shares beneficially owned by such Stockholder prior to the Acceptance Date (as that term is defined in the Merger Agreement) or the date on which the Offer is terminated or expires.

        The foregoing summaries of the Merger Agreement and the Tender and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as
EXHIBIT 1 and EXHIBIT 3, respectively.

        (h) and (i) Parent intends to delist the Common Shares from the Nasdaq Small Cap Market as soon as practicable following the consummation of the Offer and in any event following consummation of the Merger. The Common Shares are currently registered under the Exchange Act. It is Parent's intention to seek to cause an application for termination of such registration to be made as soon after consummation of the Offer as the requirements for termination of registration of the Common Shares are met.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        (a) and (b) As a result of entering into the Voting and Tender Agreement with the Stockholders, the Offeror possesses shared power to direct the vote of, and thus may be deemed to beneficially own 3,737,385 Common Shares, or approximately 52.71% of the issued and outstanding Common Shares as of March 6, 2001. As a result of entering into the Voting and Tender Agreement with the Stockholders, Parent possesses shared power to direct the vote of, and thus may be deemed to beneficially own, 3,737,385 Common Shares, or approximately 52.71% of the issued and outstanding Common Shares as of March 6, 2001. Neither the Offeror nor Parent currently hold any outstanding Common Shares. Except as set forth herein, neither the Offeror nor Parent, nor, to the knowledge of the Offeror or Parent, any executive officer or director of the Offeror or Parent, is the "beneficial owner" of any Common Shares as such term is defined in Rule 13d-3 under the Exchange Act.

(c) Neither the Offeror nor Parent, nor to the knowledge of the Offeror or Parent, any executive officer or director of Offeror or Parent, has engaged in any transaction in any Common Shares during the sixty day period immediately preceding the date hereof except as described herein. None of the Stockholders has engaged in any transaction in any Common Shares during the sixty day period immediately preceding the date hereof except as described herein.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any Common Shares.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Except as described herein, none of the Offeror or Parent nor, to the knowledge of the Offeror or Parent, any executive officer or director of the Offeror or Parent, has any contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The transactions discussed in Item 4 are further described in the Merger Agreement and the Tender and Voting Agreement attached as exhibits hereto. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1 Agreement and Plan of Merger, dated April 2, 2001, among Parent, the Offeror and the Company.

Exhibit 10.2 Tender and Voting Agreement, dated April 2, 2001, by and among the Offeror, Parent and the Stockholders set forth therein

Exhibit 10.3   Joint Filing Agreement

Exhibit 99.1   List of directors and executive officers

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2001
                                          Tiger Deals, Inc.

                                          By:      /S/  E. JAMES SELZER
                                               --------------------------------
                                          Name:   E. James Selzer
                                          Title:  Vice President and
                                                  Chief Financial Officer


                                          3D Systems Corporation

                                          By:     /S/  E. JAMES SELZER
                                               --------------------------------
                                          Name:   E. James Selzer
                                          Title:  Vice President and
                                                  Chief Financial Officer


                              Page 10 of 11 Pages

                                  EXHIBIT INDEX


EXHIBIT NO.                        DESCRIPTION
-----------                        -----------

Exhibit 10.1 Agreement and Plan of Merger, dated April 2, 2001, among Parent, the Offeror and the Company.

Exhibit 10.2 Tender and Voting Agreement, dated April 2, 2001, by and among the Offeror, Parent and the Stockholders set forth therein.

Exhibit 10.3     Joint Filing Agreement

Exhibit 99.1     List of directors and executive officers


                              Page 11 of 11 Pages